

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Patrick B. Kelleher
Executive Vice President and
  Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

Re: **Genworth Financial, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed February 25, 2011
     File No. 001-32195

Dear Mr. Kelleher:

  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Portfolio, page 158

1. For your fixed maturity investments that are rated by third party credit rating agencies, please tell us whether you performed an analysis, including considering current market credit spreads, of your investments. If so, please summarize for us the investments for which you performed this analysis and the procedures you performed. Also, where this analysis resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

2. Regarding any investments in state, municipality or sub-divisions, please provide us the following information at December 31, 2010:
    - The fair value and amortized cost of your special revenue bonds categorized by state, municipality and political subdivision; and
    - The nature of the activities supporting the investments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Investments

3. Your disclosure on page 212 states that you have $1,434 million unrealized losses in an unrealized loss position for more than twelve months of which $240 million is considered other-than-temporarily impaired. Your disclosure on page 213 indicates that of the total unrealized losses, only $418 million is less than 20% below cost and the remaining $1,015 million is 20% or more below cost. Please clarify how you concluded that an other-than-temporary impairment was not required for the investments in an unrealized loss position for more than 12 months which were 20% or more below cost, particularly considering the significant portion of investments in an unrealized loss position that are below investment grade.

(e) Commercial Mortgage Loans, page 217

4. Please revise your disclosure to include the following for commercial real estate loans that have been extended at maturity or otherwise restructured for which you have not considered the loans to be impaired:

    - The amount of loans and types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

    - To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan's interest rate or principal amount, tell us how you consider whether it is a troubled debt restructuring;

    - For those with a guarantee, separately identify them and disclose:
        - How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
        - How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor

and whether there are circumstances you would not seek to enforce the guarantee;

5. You disclose on page 221 that $292 million had a loan-to-value ratio greater than 100%. Please tell us what factors you considered, including but not limited to, debt service coverage ratios, that led you to conclude that an impairment was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant